SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                  -------------
                                  SCHEDULE 13D*
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No.2)*

                              TECHTEAM GLOBAL, INC.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
    -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    878311109
    -----------------------------------------------------------------------
                                 (CUSIP Number)
                              Mr. Charles Frumberg
                              Emancipation Capital
                                825 Third Avenue
                               New York, NY 10022
                                 (212) 605-0661
    -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 2010
    -----------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  878311109                   13D                Page 2 of 9 Pages


----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Emancipation Capital, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                 OO
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                          737,035
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                          737,035
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                          737,035
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                          6.56%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 PN
-----------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  878311109                   13D                Page 3 of 9 Pages


----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Emancipation Capital, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                 OO
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                          737,035
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                          737,035
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                          737,035
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                          6.56%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 OO
-----------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  878311109                   13D                Page 4 of 9 Pages


----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Emancipation Capital Master, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                 OO
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                          737,035
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                          737,035
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                          737,035
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                          6.56%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 CO
-----------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  878311109                   13D                Page 5 of 9 Pages


----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Charles Frumberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                 OO
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                6,102
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                          737,035
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                6,102
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                          737,035
-----------------------------------------------------------------------------

     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                          743,137
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                          6.62%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 IN
-----------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  878311109                   13D                Page 6 of 9 Pages


The Schedule 13D filed by the Reporting Persons on October 31, 2008 relating to shares ("Shares") of the common stock, par value $0.01, of TechTeam Global, Inc.(the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on February 13, 2009, is hereby amended as set forth below by this Amendment No. 2 to the Schedule 13D ("Amendment No. 2").

Except as specifically provided herein, Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended to include the following:

         Mr. Frumberg previously received 1,772 Shares and 26,000 options in connection with his service as a member of the Issuer's board of directors of which 4,330 are vested or will vest within 60 days.

Item 4.           Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         On June 3, 2010, the Issuer, a Delaware corporation, Jacobs Engineering Group Inc., a Delaware corporation ("Jacobs Engineering"), and Jacobs Technology Inc., a Tennessee corporation and a wholly-owned subsidiary of Jacobs Engineering ("Jacobs Technology"), entered into a stock purchase agreement (the "Stock Purchase Agreement"), pursuant to which, Jacobs Technology would acquire the government solutions business from the Issuer by the acquisition of 100% of the shares of the capital stock (the "Share Acquisition") of TechTeam Government Solutions, Inc., a wholly-owned subsidiary of the Issuer. The Share Acquisition and the other transactions contemplated by the Stock Purchase Agreement are hereinafter collectively referred to as the "Transaction."

         As an inducement to enter into the Stock Purchase Agreement with the Issuer, a voting agreement was entered into by and among Emancipation Capital LLC (the "Stockholder"), Jacobs Engineering and Jacobs Technology (the "Voting Agreement").

         Pursuant to, and subject to the terms of, the Voting Agreement, Stockholder agreed, among other things, to vote 738,807 Shares and 26,000 Shares issuable upon exercise of outstanding options (i) in favor of the Transaction, including the approval and adoption of the Stock Purchase Agreement, (ii) against approval or adoption of any competing transaction proposal or any proposal made in opposition to or in competition with the Transaction, and (iii) against any actions to the extent that such actions are intended, or could reasonably be expected to, in any material respect, impede, interfere with, delay, postpone, discourage or adversely affect the Transaction. Stockholder also agreed, subject to limited exceptions, not to transfer any Shares beneficially owned by it. The Voting Agreement terminates automatically as of 5:00 p.m., New York City time, on the Expiration Date (as defined in the Stock Purchase Agreement).

            No additional consideration was paid by or to Jacobs Engineering, Jacobs Technology, the Issuer, or the Reporting Persons in connection with

CUSIP No.  878311109                   13D                Page 7 of 9 Pages


the Voting Agreement, and therefore no funds were used in connection with the transactions requiring the filing of this statement.


         References to, and description of, the Voting Agreement and the Stock Purchase Agreement throughout this Amendment No. 2 to the Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the Voting Agreement and Stock Purchase Agreement, filed as Exhibit 1 and 2 hereto, both of which are incorporated by reference herein.

         As of the date of this Amendment No. 2, except as set forth above, none of the Reporting Persons has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Company.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) As of June 3, 2010, the Reporting Persons other than Charles Frumberg may be deemed to beneficially own, in the aggregate, approximately 6.56% of the Issuer's outstanding Shares. Charles Frumberg may be deemed to beneficially own, in the aggregate, approximately 6.62% of the Issuer's outstanding Shares. The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 11,228,296 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2010, as reported in the Issuer's quarterly report for the quarter ended March 31, 2010.

         (b) The Reporting Persons have the following powers over the Shares reported herein:

                  (i) Emancipation Capital: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 737,035 Shares, or an aggregate of 6.56% of the outstanding Shares. Except as provided in the Voting Agreement, Emancipation Capital has the power to dispose of and the power to vote Shares directly owned by it.


                  (ii) Emancipation Capital, LLC: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 737,035 Shares, or an aggregate of 6.56% of the outstanding Shares. Except as provided in the Voting Agreement, Emancipation Capital LLC has the power to dispose of and the power to vote Shares directly owned by it.

                  (iii) Emancipation Master, Ltd.: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 737,035 Shares, or an aggregate of 6.56% of the outstanding Shares. Except as provided in the Voting Agreement, Emancipation Master Ltd. has the power to dispose of and the power to vote Shares directly owned by it.

                  (iv) Mr. Frumberg: Mr. Frumberg may be deemed to own beneficially 743,137 Shares, or 6.62% of the Shares issued and outstanding, of which 737,035 Shares are owned by Emancipation Capital, Emancipation Capital, LLC and Emancipation Master Ltd and 6,102 Shares owned directly by

CUSIP No.  878311109                   13D                Page 8 of 9 Pages


him. Except as provided in the Voting Agreement, Mr. Frumberg has the power to dispose of and the power to vote Shares directly owned by him.

         (c) Charles Frumberg received an option to purchase 13,000 shares at an exercise price of $5.10 per share on May 31, 2010

         (d) No person (other than the Reporting Persons) is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         Other than as described in Items 3, 4 and 5 of this statement, and the agreements attached or referenced hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangement, understandings or relationships (legal or otherwise) between the Reporting Persons, and between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits

                  Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 1 Voting Agreement, dated as of June 3, 2010, by and among Jacobs Engineering Group Inc., Jacobs Technology Inc. and Emancipation Capital LLC.

Exhibit 2 Stock Purchase Agreement, dated as of June 3, 2010, by and among TechTeam Global, Inc., Jacobs Engineering Group Inc. and Jacobs Technology Inc. (incorporated herein by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4,
2010).

CUSIP No.  878311109                   13D                Page 9 of 9 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2010

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner


    By:  /s/ Charles Frumberg
         -----------------------------
         Name:  Charles Frumberg
         Title: Managing Member

EMANCIPATION CAPITAL MASTER LTD.


    By:  /s/ Charles Frumberg
         -----------------------------
         Name:  Charles Frumberg
         Title: Director

EMANCIPATION CAPITAL, LLC


    By:  /s/ Charles Frumberg
         -----------------------------
         Name:  Charles Frumberg
         Title: Managing Member

CHARLES FRUMBERG

/s/ Charles Frumberg
--------------------------------------